The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

May 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Attention: Mara Ransom

   Assistant Director

Re:	QPAGOS

Amendment No. 1 to Registration Statement on Form S-1

Filed December 22, 2016

File No. 333-212859

Dear Ms. Ransom:

Thank you for your January 18, 2017 letter regarding QPAGOS (“QPAGOS”). In order to assist you in your review of QPAGOS’ Form S-1, we hereby submit a letter responding to the comments and Amendment No. 2 to Form S-1 (the “Registration Statement”) marked to show changes.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

Selling Stockholders, page 37

1.	We note your response to prior comment 17. With respect to any selling stockholder that is an affiliate of a broker-dealer, please revise the prospectus to state that: (i) the seller purchased in the ordinary course of business and (ii) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

Securities and Exchange Commission

May 5, 2017

Response: The prospectus has been revised to include the requested information.

2.	Please confirm, if true, that Paulson Investment Company was issued its warrant as compensation for underwriting services that it provided in connection with the 2015 Offering. If this is not true, please identify Paulson Investment Company as an underwriter.

Response: We confirm that Paulson was issued its warrant as compensation for underwriting services that it provided in connection with the 2015 Offering and disclosure has been added to the Paulson footnote of the Selling Stockholder table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years Ended December 31, 2016 and December 31, 2015, page 22

3.	The discussion reflects the comparison of the results of operations for the year ended December 31, 2015 and year ended December 31, 2014; however, your heading reflects December 31, 2016 and year ended December 31, 2015. Please revise the heading accordingly.

Response: The financial statements in the S-1/A filing have been amended to include the financial statements of the Company for the year ended December 31, 2016 as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 17, 2017. The heading is now accurate for the financial statements presented.

Gross Profit, page 22

4.	We note that cost of sales attributable to sales of Kiosk terminals exceeded the related sales for the year ended December 31, 2015. Please revise to discuss the impact of Kiosk terminal sales on gross profit and the underlying causes for the change between years.

Response: The Management Discussion and Analysis has been revised to discuss the impact of Kiosk terminal sales on gross profit.

Critical Accounting Policies and Estimates

Share-Based Payment Arrangements, page 27

5.	We read your responses to comments 23, 34 and 37. Please consider disclosing the following information:

Securities and Exchange Commission

May 5, 2017

a. The methods that management used to determine the fair value of share-based compensation and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate; and

b. The extent to which the estimates are considered highly complex and subjective.

Response: The disclosure under Critical Accounting Policies and Estimates, Share-Based Payment Arrangements on page 25 and on F-15 have been amended to include the basis which management used to determine the fair value of share based compensation and that these estimates are considered highly complex and subjective..

Interim Financial Statements

1 Organization and Description of Business

a) Organization, page F-5

6.	Please clarify if the former stockholders held 49,929,000 shares or 44,784,000 shares as disclosed in the consolidated statements of changes in stockholders’ equity. This comment also applies to note 8d) on page F-11, note 3 on page F-28, note 5 on page F-35 and note 10e) on page F-46. Please advise or revise.

Response: The financial statements in the S-1/A filing have been amended to include the financial statements of the Company for the year ended December 31, 2016 as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 17, 2017. In response to your query, the former stockholders held 49,929,000 shares prior to the reverse merger. The difference between the 49,929,000 shares and 44,784,000 shares disclosed as of December 31, 2015 is 5,145,000 shares. The 5,145,000 shares are common shares issued to consultants on February 16, 2016, prior to the reverse merger, which took place on May 12, 2016. The issue of the 5,145,000 shares is disclosed under note 12a. 2. iv. on page F-26 of the S-1/A filing.

Annual Financial Statements

Consolidated Statements of Cash Flows, page F-18

7.	We read your response to comment 26 and reissue our previous comment. Please tell us how the fiscal 2014 capital contribution presented in cash flow from financing activities is presented in the consolidated statements of changes in stockholder’s equity (deficit).

Securities and Exchange Commission

May 5, 2017

Response: The financial statements in the S-1/A filing have been amended to include the financial statements of the Company for the year ended December 31, 2016 as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 17, 2017. In response to your query, previously, the reverse merger transaction was retroactively stated to the earliest period presented, January 1, 2014, in the consolidated statements of changes in stockholders’ equity (deficit). The consolidated statements of changes in stockholders’ equity (deficit) has been amended to reflect all equity transactions in the period in which they occurred and the reverse merger adjustment to equity was recorded effective August 31, 2015.

Notes to the Consolidated Financial Statements

2 Accounting Policies and Estimates

p) Revenue Recognition, page F-25

8.	Please tell us your basis in GAAP for recognizing revenue from the sale of services on a gross basis. Please address the indicators of gross and net revenue reporting in ASC 605-45-45.

Response: The indicators of gross and net revenue in terms of ASC605-45-45 have been addressed below, based on our assessment of the indicators of gross revenue, the Company believes that there is sufficient justification to recognize the revenue from the sale of services on a gross basis, please refer to the detailed responses below.

The following factors in the recognition of revenue from the sale of services on a gross versus net basis were considered:

605-45-45-1 It is a matter of judgment whether an entity should report revenue based on either of the following:

a. The gross amount billed to a customer because it has earned revenue (as a principal) from the sale of the goods or services

b. The net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee as an agent.

Indicators of Gross Revenue Reporting

605-45-45-3 The following eight indicators may support reporting gross revenue.

Securities and Exchange Commission

May 5, 2017

i.	The Entity Is the Primary Obligor in the Arrangement

605-45-45-4 Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Response: The Company acquires an inventory of products either directly from our supplier (the manufacturer) or third party distributors of the supplier. The Company then sells the product to either its distributors, who utilize terminals acquired from the Company, or directly to customers through Company managed kiosks.

The Company sells products to its distributors or customers utilizing the inventory purchased from either the supplier or third party distributors, the Company is responsible for providing its customers with access to the service being sold by suppliers, as an example, pre-paid mobile phone air time sold to the Company’s customers.

The Company is not the primary obligor in providing the airtime to our customers.

ii.	The Entity Has General Inventory Risk-Before Customer Order Is Placed or Upon Customer Return

605-45-45-5 Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

Response: The Company acquires the inventory either directly from the supplier or from a third party distributor. This inventory is paid for upon delivery and is recorded as a pre-payment in our accounting records. By the nature of the Company’s business, this inventory is not pre-sold to customers.

The Company carries the risk of this inventory, in the example, airtime access codes, is stolen, the Company carries the financial risk and resultant loss.

If the inventory is lost through computer hardware or software failure, the Company may attempt to recover the access codes from its suppliers, but if it is unsuccessful it will carry the financial risk and subsequent loss.

The right of return of the inventory is not applicable to the Company’s business, for example, the sale of airtime access codes, once funds have been deposited in a terminal and an access code is provided, there is no right of return. The customer carries the risk of loss of the inventory sold.

Securities and Exchange Commission

May 5, 2017

605-45-45-6 Evaluation of this indicator shall include arrangements between an entity and a supplier that reduce or mitigate the entity's risk level. For example, an entity's risk may be reduced significantly or essentially eliminated if the entity has the right to return unsold products to the supplier or receives inventory price protection from the supplier.

Response: As discussed above, The Company carries the financial risk of the product acquired. The Company does not receive any price protection or the right to return unsold product in terms of arrangements entered into with suppliers or third party distributors. The Company may attempt to recover lost, in the example, airtime access codes, from its suppliers of third party distributors, however there is no guarantee that suppliers will oblige, therefore the Company carries the financial risk.

605-45-45-7 A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.

Response: The Company has paid for the product up-front and records it as prepaid inventory prior to it being delivered to its customers, therefore we meet the requirements discussed above.

iii.	The Entity Has Latitude in Establishing Price

605-45-45-8 If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Response: The Company has reasonable latitude in determining our resale price of the products provided to customers who consist of wholesale customers, who have purchased kiosks directly from the Company and retail customers who acquire product from company owned and managed kiosks. The Company have discretion in determining what price it sells its products to wholesale customers, to ensure that both parties earn a reasonable margin. The Company may also provide a discounted price to retail customers, however this is generally not done as suppliers have a suggested retail price which the Company and wholesale customers adhere to.

Since the bulk of the Company’s business is with wholesale customers, it has reasonable latitude over the price at which it sells products.

iv.	The Entity Changes the Product or Performs Part of the Service

605-45-45-9 If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity's physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

Securities and Exchange Commission

May 5, 2017

Response: The Company does not perform any changes to the product or services.

v.	The Entity Has Discretion in Supplier Selection

605-45-45-10 If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Response: The Company has discretion in determining which suppliers it chooses to acquire inventory from. Due to the nature of the products sold, if a customer requires product from a certain supplier and the Company does not provide access to that product, is unable to fulfill the obligation from another supplier.

The Company is not restricted in which suppliers it utilizes in acquiring products for resale from, however, as stated above, the Company cannot fulfill a specific customer requirement for a particular suppliers product by utilizing other suppliers.

vi.	The Entity Is Involved in the Determination of Product or Service Specifications

605-45-45-11 if an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Response: The Company does not determine the nature, type, characteristics or specifications of the product or services ordered by its customers, these products and services are pre-determined and sold by various retailers and distributors to customers.

vii.	The Entity Has Physical Loss Inventory Risk-After Customer Order or During Shipping

605-45-45-12 Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier's facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.

Response: The Company purchases the inventory up-front from suppliers, as mentioned in ii) above, it carries the financial risk of loss, the products are in most cases virtual product, should these be lost by theft or by computer hardware or software malfunction, the Company carries the risk of loss.

Securities and Exchange Commission

May 5, 2017

viii.	The Entity Has Credit Risk

605-45-45-13 if an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

605-45-45-14 A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Response: In certain instances, our distributors and wholesalers are provided credit in order for them to fulfill obligations to their end users, however we predominantly operate the business on a cash basis, payment is received before the product is delivered. The Company pays its supplier before it receives the inventory and the Company’s customers predominantly deposit funds before the goods are delivered.

606

Indicators of Net Revenue Reporting

606-45-45-14	The following three indicators may support reporting net revenue.

i.	The Entity's Supplier Is the Primary Obligor in the Arrangement

606-45-45-15 Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity's role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

Response: The Company acquires an inventory of products either directly from our supplier (the manufacturer) or third party distributors of the supplier. The Company then sells the product to either distributors, who utilize terminals acquired from the Company, or directly to customers through Company managed kiosks.

The Company sells products to the distributors or customers utilizing the inventory purchased from either the supplier or third party distributors, the Company is responsible for providing its customers with access to the service being sold by suppliers, as an example, pre-paid mobile phone air time sold to the Company’s customers.

Securities and Exchange Commission

May 5, 2017

The Company is not the primary obligor in providing the airtime to our customers.

ii.	The Amount the Entity Earns Is Fixed

606-45-45-16 if an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

The Response: The Company buys inventory at a pre-determined price, as stated in 605-45-45-8, the Company has a certain amount of latitude in determining the price at which it sells its product to its customers, therefore the amount the entity earns is not fixed.

iii.	The Supplier Has Credit Risk

606-45-45-17 if credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

Response: This is not applicable to the Company, the business is a cash business, payment is received before the product is delivered. The Company pays its supplier before it receives the inventory and the Company’s customers deposit funds before the goods are delivered.

3 Restatement of Previously Issued Financial Statements

Consolidated Statement of Comprehensive Loss, page F-32

9.	Basic and diluted net loss per share and the weighted average number of shares outstanding as restated do not agree to amounts presented in the consolidated statements of comprehensive loss for the year ended December 31, 2014. Please advise or revise.

Response: The financial statements in the S-1/A filing have been amended to include the financial statements of the Company for the year ended December 31, 2016 as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 17, 2017. In response to your query, the basic and diluted net loss per share and the weighted average number of shares outstanding has been amended.

6 Inventory, page F-36

10.	We read your response to comment 32. Please tell us whether you classify owned kiosk terminals that are generating service revenue and payment processing fees as inventory or equipment. Also, please tell us the estimated useful lives of the kiosk terminals and whether the terminals are depreciated in accordance with your policy regarding computer equipment disclosed note 2m).

Securities and Exchange Commission

May 5, 2017

Response: We have revised the disclosure in the financial statements presented in the S-1/A filing to reclassify owned kiosks that are generating service revenue and payment processing fees from inventory to fixed assets. The Kiosks have a useful life of 7 years and are depreciated on a straight line basis over a 7 year period from the date that they were brought into service.

10 Stockholders Equity

Common Stock, page F-42

3. Restricted stock awards, Page F-43

11.	We read your response to comment 35 and we reissue part of our previous comment. Please tell us how the $288,000 of compensation cost related to the restricted stock grants is recorded in your financial statements. In this regard, it does not appear the compensation cost was reflected as a credit to additional paid-in capital in the consolidated statements of changes in stockholders’ equity (deficit) or as a non-cash charge in the consolidated statements of cash flow for the year ended December 31, 2015.

Response: The financial statements in the S-1/A filing have been amended to include the financial statements of the Company for the year ended December 31, 2016 as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 17, 2017. The reverse merger accounting has been amended and the compensation related to the restricted stock grants has been reflected in the Statement of Comprehensive loss as a charge in the 2015 year. The statement of changes in stockholders’ deficit and cash flow statements have also been amended to reflect the compensation cost of $288,000.

(c) Warrants, page F-44

12.	We read your response to comment 37. Please disclose the weighted average grant-date fair value of the warrants based on the assumptions disclosed in the fourth paragraph. Refer to the guidance in ASC 718-10-50-2(d).

Response: The financial statements in the S-1/A filing have been amended to include the financial statements of the Company for the year ended December 31, 2016 as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 17, 2017. The weighted average grant-date fair value of the warrants has been disclosed in the financial statements presented in the S-1A filing.

Securities and Exchange Commission

May 5, 2017

(e) Reverse merger transaction, page F-45

13.	We read your response to comment 38 and we reissue our previous comment. We noted that you retroactively reflected 4,918,628 shares of common stock related to consulting agreements with Qpagos and Redpag. Please tell us the total cost of those agreements and how you recorded the cost of those shares in your financial statements. Based on your disclosure on page F-42 it appears the cost of those shares were $.10 per share.

Response: The financial statements in the S-1/A filing have been amended to include the financial statements of the Company for the year ended December 31, 2016 as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 17, 2017. The total cost of the consulting agreements with Qpagos S.A.P.I de C.V. and Redpag S.A.P.I de C.V. amounted to $491,862 or $0.20 per share pre-merger with Qpagos ($0.10 per share post-merger). The financial statements for the year ended December 31, 2015 have been restated, the cost of the shares issued for consulting services were recorded as shares issued for services in the statement of comprehensive loss and reflected as a non-cash charge in the statement of cash flows, previously the cost of the consulting agreements was recorded retroactively as part of the reverse merger transaction.

Securities and Exchange Commission

May 5, 2017

Exhibit 5.1

14.	We note your response to prior comment 40. Please file the revised legal opinion as an exhibit.

Response: We have included a copy of the opinion of Parsons Behle & Latimer.

* * *

QPAGOS acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. QPAGOS acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. QPAGOS acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: QPAGOS